Issuer Free Writing Prospectus Dated November 19, 2015

Filed Pursuant to Rule 433

Registration Statement No. 333-202368

Pricing Term Sheet

LifePoint Health, Inc.

$500,000,000 5.875% Senior Notes due 2023

November 19, 2015

Pricing Supplement

Pricing Supplement dated November 19, 2015 to the Preliminary Prospectus Supplement dated November 19, 2015, of LifePoint Health, Inc.  This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement.  The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement.  Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Change in Size of Offering

The total offering size has been increased from $300 million to $500 million, which represents an increase of $200 million from the amount reflected in the Preliminary Prospectus Supplement.  See “Changes to the Preliminary Prospectus Supplement” below.

Issuer	LifePoint Health, Inc.

Guarantors	Guaranteed on an unsecured senior basis by certain of the Issuer’s existing and future domestic subsidiaries

Title of Securities	5.875% Senior Notes due 2023 (the “Notes”)

Form of Offering	SEC Registered

Aggregate Principal Amount	$500,000,000

Gross Proceeds Before Expenses	$500,000,000

Underwriting Discount	$6,250,000

Net Proceeds Before Expenses	$493,750,000

Maturity Date	December 1, 2023

Public Offering Price	100.000% plus accrued interest from and including December 4, 2015

Coupon	5.875%

Yield to Worst	5.875%

Spread to Benchmark Treasury	385 basis points

Benchmark Treasury	1.875% due October 31, 2022

Interest Payment Dates	June 1 and December 1 of each year, beginning on June 1, 2016

Record Dates	May 15 and November 15 of each year

Trade Date	November 19, 2015

Settlement Date

December 4, 2015 (T+10)

It is expected that delivery of the Notes will be made against payment therefor on or about December 4, 2015, which will be the tenth business day following the date of pricing of the Notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally settle in three business days, unless parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery hereunder will be required, by virtue of the fact that the Notes will settle in T+10, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of Notes who wish to trade the Notes prior to their delivery hereunder should consult their own advisors.

Make-Whole Redemption	Make-whole redemption at Treasury Rate + 50 basis points prior to December 1, 2018

Optional Redemption

On or after December 1, 2018, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, on the Notes redeemed during the twelve-month period indicated beginning on December 1 of the years indicated below:

	Year	Price

	2018	104.406%

	2019	102.938%

	2020	101.469%

	2021 and thereafter	100.000%

Equity Clawback	Up to 35% at 105.875% prior to December 1, 2018

Change of Control	101% plus accrued and unpaid interest, if any

Use of Proceeds

The Issuer intends to use the net proceeds from this offering for general corporate purposes, including, but not limited to, the financing of possible acquisitions and repurchases of the Issuer’s outstanding common stock from time to time.

Joint Book-Running Managers	Citigroup Global Markets Inc. Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Goldman, Sachs & Co. J.P. Morgan Securities LLC UBS Securities LLC

Co-Managers	Fifth Third Securities, Inc. Mitsubishi UFJ Securities (USA), Inc. SunTrust Robinson Humphrey, Inc. Credit Agricole Securities (USA) Inc. Regions Securities LLC SMBC Nikko Securities America, Inc.

CUSIP Number	53219LAN9

ISIN	US53219LAN91

Denominations	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

Changes to the Preliminary Prospectus Supplement

Offering Size:

Disclosures set forth throughout the preliminary prospectus supplement are updated to reflect the increase in the size of the offering from an aggregate principal amount of Notes of $300,000,000 to $500,000,000.  All figures presented as giving effect to the offering, including net proceeds from the offering and as adjusted cash and cash equivalents, total debt and total capitalization, excluding unamortized discount and premium, are increased accordingly to give effect to the increase in the offering size.

Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement and accompanying prospectus may be obtained by contacting Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, emailing prospectus@citi.com or calling toll free 1-800-831-9146.

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